UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 9, 2020 (December 29, 2019)

20/20 GENESYSTEMS, INC.
(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850
(Full mailing address of principal executive offices)

(240) 453-6339
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 7.	DEPARTURE OF CERTAIN OFFICERS

20/20 GeneSystems, Inc. (the “Company”) elected not to renew the one-year consulting agreement that the Company entered into with David Kratochvil, who served as the Company’s principal financial officer, upon its expiration on December 26, 2019. Mr. Kratochvil’s departure is not the result of any disagreements concerning any matter relating to the Company’s business, finances or reporting.  As of the date of this report, no successor has been appointed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2020	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer

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